Mail Stop 3561

September 18, 2008

Jeffrey S. Lorberbaum
Chairman, President, and Chief Executive Officer
Mohawk Industries, Inc.
P.O. Box 12069
160 S. Industrial Blvd.
Calhoun, GA 30701

>   **Re: Mohawk Industries, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 7, 2008**
>   **File No. 001-13697**

Dear Mr. Lorberbaum:

        We have reviewed your response letter dated August 7, 2008 and have the following additional comment. You should comply with the comment in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Definitive Proxy on Schedule 14A

Compensation Discussion and Analysis, page 9

1. We note your response to comment two in our letter dated July 24, 2008 and we reissue that comment. Please provide us on a supplemental basis a detailed analysis regarding how disclosure of each of the metrics would cause you competitive harm. For example, you should explain how (1) disclosure of earnings per share for the company for a completed year and (2) each of the metrics could be "reverse engineered" to cause the company competitive harm. You have not adequately explained the reverse engineering process. Please

explain how providing the earnings per share targets for the company for a completed year, "would give competitors insight into the Company's assumptions and expectations about the future direction of the industry and the Company's internal forecasting and strategies." Please better explain how "competitors could then use that information when competing for customers, raw material supplies and other opportunities." We are having the same difficulty understanding the reverse engineering process for earnings after capital charge targets and inventory turn targets.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: R. David Patton, Esq.
        Via facsimile (404) 881-7777